UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D
                                   (Amendment #2)

                      Under the Securities Exchange Act of 1934




                             WSFS Financial Corporation
                                  (Name of Issuer)


                            $0.01 Par Value Common Stock
                           (Title of Class of Securities)


                                     855180 10 5
                                   (CUSIP Number)


        Henry B. Tippie, P.O. Box 26557, Austin, Texas 78755, (512) 346-1800
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications)


                                   August 21, 2000
               (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box   /__/.

                                    SCHEDULE 13D
                             WSFS FINANCIAL CORPORATION

CUSIP NO.   855180 10 5                                           Page 2 of 4

(1)  NAME OF REPORTING PERSON

     (a)  Estate of John W. Rollins, Sr.
     (b)  Henry B. Tippie, Executor of the Estate of John W. Rollins, Sr.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  E.I.N. # 54-6461824
     (b)  S.S. # ###-##-####
_____________________________________________________________________

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) /__/
                                                                        (b) /__/

_____________________________________________________________________
(3)  SEC USE ONLY

_____________________________________________________________________

(4)  SOURCE OF FUNDS*

     00
____________________________________________________________________

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         /__/

____________________________________________________________________

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     (a)  State of Delaware
     (b)  United States
____________________________________________________________________

(7)  SOLE VOTING POWER
     (a)  500,000
     (b)  -0-
____________________________________________________________________

 NUMBER OF        (8)   SHARED VOTING POWER
  SHARES
BENEFICIALLY
  OWNED BY
    EACH          (9)   SOLE DISPOSITIVE POWER
  REPORTING                   (a)   700,000
PERSON WITH                   (b)   -0-

                  (10)  SHARED DISPOSITIVE POWER


                                    SCHEDULE 13D
                             WSFS FINANCIAL CORPORATION

CUSIP NO.         855180 10 5                                     Page 3 of 4

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      (a)         500,000
      (b)         -0-
_____________________________________________________________________

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*            /__/

_____________________________________________________________________

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      (a)         4.75%
      (b)         0.0%
_____________________________________________________________________

(14)  TYPE OF REPORTING PERSON*

      (a)         00
      (b)         IN
_____________________________________________________________________

Item 1-4.         Not Applicable.

Item 5.   Interest in Securities of the Issuer.
          This Amendment is filed to report a decrease in the number of shares of common stock, par value $.01 per share of WSFS Financial Corporation (the "Common Stock") beneficially owned by the Estate of John W. Rollins, Sr.

          Within the past sixty (60) days, the Estate of John W. Rollins, Sr. sold the following shares of Common Stock in open market brokerage transactions.

          Date of Transaction       Number of Shares        Price per Share
                  8/21/00                 200,000                 10.5625


          Total holdings after the aforementioned sales represent 4.75% of the outstanding Common Stock of WSFS Financial Corporation and are beneficially owned as follows:

                  Estate of John W. Rollins, Sr.            500,000
                  Mr. Henry B. Tippie                         -0-






                                    SCHEDULE 13D
                             WSFS FINANCIAL CORPORATION

CUSIP NO.         855180 10 5                                     Page 4 of 4


                                          SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Estate of John W. Rollins, Sr.


Date:     August 23, 2000                 /s/ Henry B. Tippie
                                          By Henry B. Tippie, Executor


                                          /s/ Henry B. Tippie
                                          Henry B. Tippie, Individually


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)